FWP 1 s101104_fwp.htm FWP

Issuer Free Writing Prospectus	Filed Pursuant to Rule 433
Dated June 12, 2015	Registration Statement No. 333-203598

Company Presentation June 2015

Disclaimer

PYXIS TANKERS

This presentation contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "anticipates", or "does not anticipate", "continue", "estimates", "forecasts", "objective", "ongoing", "may", "win", "project", "should", "believe", "intends" or variations of such words and phrases or statements are intended to identify forward-looking, information or statements. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. More particularly and without limitation, this presentation includes materials posted on the website of Pyxis Tankers Inc. ("Pyxis") and contains forward-looking statements and information concerning the merger transaction (the "Merger") by and among Pyxis, Maritime Technologies Corp., LookSmart Ltd. ("LookSmart") and LookSmart Group, Inc. and the definitive agreement. The forward-looking statements and information are based on certain key expectations and assumptions made by LookSmart and Pyxis. Although LookSmart and Pyxis believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because neither of them can give any assurance that it will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. There are risks also inherent in the nature of the transaction, including whether the completion of the transaction will ultimately occur, incorrect assessment of the value of the assets of Pyxis, and failure to obtain the required security holder, regulatory, third party and other approvals. Readers are cautioned that the foregoing list of factors is not exhaustive. There may be other factors that cause actions, events or results not to be anticipated, estimated or intended. The forward-looking statements and information contained in this presentation are made as of the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Neither LookSmart nor Pyxis undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

The proposed merger transaction involving Pyxis and LookSmart will be submitted to LookSmart's shareholders for their consideration. Pyxis and LookSmart have filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-4 containing a related preliminary proxy statement/prospectus with the SEC, which describes in detail, among other things, the Merger. In addition, each of Pyxis and LookSmart plan to file with the SEC other documents regarding the proposed Merger. This presentation is not intended as a substitute for the information contained in the registration statement and the related prospectus or the proxy statement. Investors are advised to read the preliminary proxy statement/prospectus in its entirety and to consult with their advisors regarding the Merger and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy/prospectus when it becomes available, as well as other filings containing information about LookSmart and Pyxis, without charge at the SEC's internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to Pyxis Tankers Inc., 59 K. Karamanli Street, Maroussi 15125, Greece or to LookSmart Ltd., 50 California Street, 16th Floor, San Francisco, California 94108. If you have additional questions relating to the Merger you may also contact Antonios C. Backos, General Counsel of Pyxis at +30 210 638 0200.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities covered by the preliminary proxy statement/prospectus, nor will there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

The information in this presentation has been prepared by Pyxis management, which believes that the information contained herein is reasonable. Where specifically referenced, certain statistical information and data contained in this presentation relating to the product tanker industry has been provided by Poten & Partners ("Poten"), is dated as of February 28, 2015 and is taken from Poten's database and other sources. Poten has advised that: (i) some information in Poten's database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Poten's database; (iii) while Poten has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. Poten has not prepared, reviewed, provided information relating to or opined on any other portions of this presentation.

2

3 Company Highlights Solid Balance Sheet ▪ Excess balance sheet capacity to grow tonnage through acquisitions ▪ Moderate capitalization with low cost, long lived bank debt Experienced Management & Board ▪ Strong management team with over 60 years of combined shipping industry experience ▪ Founder has proven track record of investing at the right time in shipping cycles ▪ Proposed board to consist of prominent figures in maritime industry and/or with significant US capital markets experience Attractive Young Fleet including “eco”Vessels ▪ Young tanker fleet of 6 vessels on the water with average age of ~4 years ▪ Focus on medium range (“MR”) product tankers -operational flexibility and expected future enhanced earnings due to their “eco”features or modifications ▪ Potentially 2 additional MR’s to be delivered Reputable Customer Base & Diversified Chartering Strategy ▪ Long term, steady relationships with reputable customers worldwide ▪ Balanced operating strategy of time charter and spot market exposure ▪ Ability to obtain attractive longer term charters

4 Merger Transaction Overview ▪ On April 23, 2015, Pyxis Tankers Inc. (“Pyxis” or the “Company”) entered into definitive agreement involving a merger with LookSmart, Ltd. (“LookSmart”) (NASDAQ: LOOK)*. Upon consummation of merger: ▪ LookSmart will have spun-off its assets and liabilities to a separate entity which will carry on the historical business of LookSmart ▪ LookSmart will no longer be publicly traded on NASDAQ ▪ LookSmart shareholders of record will receive their pro rata ownership in LookSmart’s spun-out entity ▪ Pyxis will continue as the surviving holding company and become publicly traded on NASDAQ or NYSE (at Pyxis choice) with the trading symbol: PXS ▪ Make-Whole: In the next 3 years, if Pyxis completes a common stock offering of at least $5MM at a price lower than the value per share at merger closing, the LookSmart holders who still own their PXS shares will receive additional PXS shares for the difference between that value and the offering price; if no offering occurs and PXS is trading below that value at the end of 3 years, such legacy LookSmart holders have a “put” option on a pro-rata basis of up to $2MM in cash from Pyxis ▪ Each share of LookSmart held by holders of record of its common stock (post-Reverse Split) immediately prior to the merger will be cancelled and exchanged for a number of shares of Pyxis according to a conversion ratio based on the closing price of LookSmart’s stock. In addition, LookSmart also received a cash payment of $600,000 upon execution of Merger Agreement ▪ LookSmart shareholders will hold approximately 5.7% of Pyxis, while an affiliate of Pyxis’ CEO will own substantially all of remaining shares *Please see http://www.sec.gov/Archives/edgar/data/1640043/000161577415000808/s100989_f4.htm for additional information on the merger transaction.

Fleet & Employment Overview

PYXIS TANKERS

Balanced chartering intended to provide stable cash flows from time charters and upside opportunity through spot trading as rates are expected to improve

Fleet Details (as of May 31, 2015)

Vessel	Shipyard	Vessel Type	Size (dwt)	Year Built	Type of Charter	Anticipated Redelivery Date[(1)]
Pyxis Epsilon	SPP / S.Korea	MR	50,295	2015	Time	Jan. 2017
Pyxis Theta	SPP / S.Korea	MR	51,795	2013	Time	Sept. 2016
Pyxis Malou	SPP / S.Korea	MR	50,667	2009	Time	Sept. 2015
Pyxis Delta	Hyundai / S.Korea	MR	46,616	2006	Time	June 2015
Northsea Beta	Sumec / China	Small Tanker	8,647	2010	Spot	N/A
Northsea Alpha	Sumec / China	Small Tanker	8,615	2010	Time	Oct. 2015

Fleet Employment Overview[(2)]



Pyxis Epsilon
$16,575 per day
Pyxis Theta
$15,600 per day
Pyxis Malou
$15,500 per day
Pyxis Delta
$15,000 per day
Northsea Beta
Spot Trade
N/A
Northsea Alpha
$9,650 per day
2015
2016
2017
2018

(1) Each time charter contains provision that allows for redelivery +/-30 days. *Pyxis Epsilon*'s charterer has option to extend charter one year for $18,050/day. *Pyxis Theta*'s charterer has option to extend charter one year for $16,600/day and additional year for $17,600/day. *Northsea Alpha*'s charterer has option to extend the charter for two successive six month periods at a mutually acceptable rate to be determined.

(2) This table is dated as of May 31, 2015 and shows gross rates and does not reflect commissions payable.

5

6 Pyxis Organizational Structure ▪ Streamlined structure allows management to minimize costs and focus on creating long term shareholder value Administrative ,Commercial & Ship Management Services (1) Administrative & Ship Management Fees 100% Existing Fleet on Water Epsilon Malou Theta Delta Northsea Beta Northsea Alpha Miss Lucy Loucas Potential Vessels to be Acquired (1) Provides the services of Pyxis’ executive officers and the commercial management for Epsilon, Theta, Malou, Delta and supervises the crewing and technical management performed by ITM for all Pyxis’ vessels and the chartering of the Northsea Alpha and the Northsea Beta, which is performed by NST (2) Provides commercial management for Northsea Alpha and Northsea Beta (3) Provides technical management for all Pyxis’ vessels

7 Experienced Senior Management Team Valentios “Eddie” Valentis Chairman & CEO, Interim CFO ▪25+ years of experience in owning, operating and managing within various shipping sectors, including product, dry bulk, chemical, as well as salvage and towage ▪Founder of Pyxis Tankers in 2015 and Pyxis Maritime in 2007 ▪For the last 14years, Managing Director & Principal of KONKAR SHIPPING AGENCIES S.A., an Athens-based drybulk owner-operator established in 1968 ▪4 years as Commercial Manager for Loucas G. Matsas S.A. Salvage and Towing Company ▪3 years as Chartering Broker and 7 years involved in the operation of his family's vessels ▪Member of the Greek Committee of NKK Classification Society Konstantinos “Kostas” Lytras Chief Operations Officer ▪Joined Pyxis affiliates in 2008; 23+ years of experience in the shipping industry ▪2 years as Co-founder and Managing Director of Navbulk Shipping S.A., a start-up dry bulk company ▪5 years as Financial Director of Neptune Lines, a car carrier company ▪16 years in various financial and operational positions for other ship owning and services companies Antonios “Tony” Backos SVP for Corporate Development, General Counsel and Secretary ▪Joined Pyxis affiliates in 2013; has 15+ years experience in strategic corporate shipping transactions ▪Previous 5 years securities and M&A partner at Watson Farley & Williams with particular focus in shipping industry ▪Advised on complex international corporate shipping transactions in New York offices of Orrick, Herrington & Sutcliffe LLP and Healy & Baillie, LLP and in New York and London offices of Weil, Gotshal & Manges LLP since 1997 ▪Former member of Board of Governors & Vice President of the Connecticut Maritime Association

Proposed Board of Directors

PYXIS TANKERS

Valentios "Eddie" Valentis	▪ See prior slide
Robin P. Das	▪ Shipping finance and investment banking experience since 1995 ▪ Founder of Auld Partners Ltd, a boutique shipping and finance advisory firm ▪ From 2011 to 2012, Managing Director (partner) of Navigos Capital Management, an asset management firm focused on shipping sector ▪ Until October 2011, Global Head of Shipping at HSH Nordbank, the largest lender globally to shipping industry with total exposure of US$40 billion
Robert B. Ladd	▪ 30 years of professional investment advisory experience ▪ President & CEO of MGT Capital Investments, Inc. (NYSE: MGT) since 2012 ▪ Managing member of Laddcap Value Advisors, LLC, an investment manager ▪ Served as director of Delcath Systems, Inc. (NASDAQ: DCTH) and InFocus Systems, Inc. (NASDAQ: INFS) ▪ 18 years with Neuberger Berman, including as Managing Director ▪ Mr. Ladd is a Chartered Financial Analyst
Basil G. Mavroleon	▪ Shipping industry experience of 45 years ▪ Since 1970 has worked at Charles R. Weber Company Inc., one of the oldest and largest tanker brokerages and marine consultants in the U.S. and currently serves as director of Baltic Trading Limited (NYSE: BALT), a dry bulk company, and Managing Director of WeberSeas (Hellas) S.A., a comprehensive Sale & Purchase, newbuilding, marine projects and ship finance broker based in Piraeus, Greece ▪ Serves on the board of industry associations including Intertanko, Association of Ship Brokers and Agents, North American Maritime Ministry Association, North American Marine Environmental Protection Association and New York World Scale Committee
Aristides J. Pittas	▪ 30+ years of shipping industry experience ▪ Since 2005, has been Chairman & CEO of Euroseas Ltd. (NASDAQ: ESEA), a dry bulk and container ship company ▪ President of Eurochart and Eurobulk, affiliates of Euroseas, since 1992 and 1995, respectively ▪ From 1991 to 1994, Vice President of Oceanbulk Maritime SA, a ship management company ▪ From 1990 to 1991, served both as the Assistant to the General Manager and the Head of the Planning Department of Varima International SA, a tanker vessel company

8

9 Experienced Ship Managers ▪ PYXIS MARITIME CORP. (“Maritime”), the tanker management company founded by Mr. Valentis, will perform commercial management and supervise the technical management of Pyxis’ fleet ▪ Established in May 2007 to take advantage of opportunities in the product tanker industry • Headquartered in Athens • A staff of 10, currently manages/supervises 8 tankers: 4 MR vessels and 2 small tankers in Pyxis’ existing fleet, and 2 MRs, Miss Lucy and Pyxis Loucas, owned by affiliates of Mr. Valentis • Overseas the construction of a newbuild in South Korea, also owned by an affiliate of Mr. Valentis • Fixed fee of $325/day/vessel for commercial management paid to Maritime ▪ Maritime supervises the commercial management of Northsea Alpha and Northsea Beta by North Sea Tankers BV, an unaffiliated 3 rd party which receives €151/day/vessel ▪ Pyxis outsources the day-to-day technical management of all of its vessels to an unaffiliated 3rd party, International Tankers Management (“ITM”), an ISO certified manager • ITM is paid $425/day/vessel by Pyxis Quality, Cost Effective Ship Management Services

10 Strong Relationships Banks Customers Shipyards

11 PyxisGrowth Strategy Preserve Strong Safety Record & Commitment to Customer Service and Support Utilize Portfolio Approach for Commercial Employment Maintain High Quality Fleet of Modern Tankers Grow Fleet Opportunistically Maintain Financial Flexibility ▪ Meet charterer’s preference for modern tankers, which offer more operating reliability and efficiency ▪ Focus on eco-efficient and eco-modified designed MR vessels which provide lower fuel consumption and reduced emissions ▪ Maintain the quality fleet through ITM’s comprehensive planned and preventive maintenance programs ▪ Focus on the acquisition of IMO II and III class product tankers of five years of age or less built in Tier 1 Asian shipyards ▪ Potential acquisition opportunity of two MR tankers owned by affiliates of Mr. Valentis ▪ Employ vessels under mix of time charters (with and without profit share), bareboat charters, pooling arrangements and on the spot market ▪ Diversify charters by customer and staggered duration ▪ Maintain high standards in order to provide customers with high level of safety, customer service and support ▪ Expand fleet by targeting balanced capital structure of debt and equity ▪ Maintain commercial banking and expand public capital markets relationships, including opening of NY representative office in near future

Market Overview

13 Products Market Overview ▪ Ocean transportation of petroleum and refined products (known as “CPP” or “clean products”) including gasoline, diesel oil, gasoil, fuel oil and jet fuel as well as certain bulk liquids such as edible oils and chemicals ▪ Transported globally via product tankers such as MR, LR1 and LR2 vessels • International Maritime Organization rated “IMO-II and III” specification vessels carry easy chemicals, vegetable oils and bio-fuels » MR or Medium Range tankers are typically 35,000 –59,999 deadweight tons(“dwt”) » LR1 or Long-Range 1 tankers are typically 60,000 –79,999 dwt » LR2 or Long-Range 2 tankers are typically 80,000 –119,999 dwt • Clean products represented 90%, 89% and 89% of total cargoes transported on product tankers in 2012, 2013 and 2014, respectively (1) (1) Source: Poten & Partners. These are estimates based on reported spot market fixtures using MR tankers as a proxy for all product tankers

14 Product Tanker Industry –Demand ▪ Product tanker demand has been increasing • The dislocation of refineries away from points of consumption resulting in greater ton-mile demand • Refined product trade is much more complicated than crude oil trade due to refinery capacity and technology, government regulations of fuel standards and arbitrage opportunities • Recent lower crude/feedstock prices generate incremental demand for broad range of CPP ▪ Growth in net refining capacity will drive the demand for product tankers • U.S. has become a major supplier of gasoil/diesel and gasoline in the Atlantic Basin market • Emerging markets in South America and Africa, which have little to no refining capacity, require CPP to fuel their economies • The closure of inefficient European refineries, falling European domestic demand and stricter fuel and environmental standards are creating a strong import and export market for various clean products • Global adoption of standardized CPP specifications are increasing trading opportunities • Refining capacity net of shutdowns will increase by 945 thousand barrels per day or “kb/d” in 2015, 1,511 kb/d in 2016 and 1,289 kb/d in 2017 (1) (1) Source: International Energy Agency –Medium-Term Oil Market Report 2015

15 Product Tanker Industry –Supply ▪ MR orderbook has fallen from high of ~58% in 2008 to current level of ~15% of the existing fleet (1) ▪ Shipbuilding capacity booked into 2017 • Current MR newbuild construction prices approximate 15 year mean price • Worldwide MR fleet is expected to grow on average 4.9%/year between 2015 and 2017, exclusive of scrapping of older vessels and delays in new vessel deliveries (1) • Access to cost-effective capital still important factor in funding newbuild deliveries ▪ Level of scrapping is also affecting future supply • 26 MR tankers were removed from the global fleet in 2014, which represents 1.6% of MR tanker fleet at year end (1) • Approximately 122 MRs are expected to be scrapped between 2015 and 2017 based on age profile (2) Positive Outlook For Product Tanker Fundamentals (1) Source: Poten & Partners (as of February 28, 2015) (2) Assumes vessels will be scrapped at age 20

Pyxis Tankers Financial Summary

17 Recent Quarterly Results –Pyxis Tankers Inc. Three Months ended March 31 In ‘000 USD 2014 2015 Voyage revenues $ 7,530 $ 9,393 Voyage costs (2,808) (2,000) Vessel operating expenses (3,008) (3,519) General & adm. expenses (14) (99) Management fees (378) (402) Depreciation & amortization (1,379) (1,647) Operating income /(loss) (57) 1,726 Interest and finance costs (453) (594) Net income/(loss) (510) 1,132 TCE/day $ 10,540 $ 14,028 Number of Ships at end of period 5 6 Utilization 99.6% 100.0%

18 *Pro Forma figures combining LookSmart and Pyxis financials pursuant to the merger (1) Includes restricted cash Pro Forma Capitalization* As of March 31 In ‘000 USD 2015 Cash and cash equivalents (1) $ 3,013 Total debt 86,237 Shareholders' equity 52,588 Total Capitalization $ 138,825 Net debt $ 83,224 Debt/Total Capitalization 62.1% Net Debt/Total Capitalization 60.0%

19 Company Highlights Solid Balance Sheet ▪ Excess balance sheet capacity to grow tonnage through acquisitions ▪ Moderate capitalization with low cost, long lived bank debt Experienced Management & Board ▪ Strong management team with over 60 years of combined shipping industry experience ▪ Founder has proven track record of investing at the right time in shipping cycles ▪ Proposed board to consist of prominent figures in maritime industry and/or with significant US capital markets experience Attractive Young Fleet including “eco”Vessels ▪ Young tanker fleet of 6 vessels on the water with average age of ~4 years ▪ Focus on medium range (“MR”) product tankers -operational flexibility and expected future enhanced earnings due to their “eco”features or modifications ▪ Potentially 2 additional MR’s to be delivered Reputable Customer Base & Diversified Chartering Strategy ▪ Long term, steady relationships with reputable customers worldwide ▪ Balanced operating strategy of time charter and spot market exposure ▪ Ability to obtain attractive longer term charters

20 Pyxis Tankers Inc. K.Karamanli 59 Maroussi 15125, Greece Antonios “Tony” Backos SVP for Corporate Development, General Counsel and Secretary Phone: +30 210 638 0100 Email: abackos@pyxis.gr Contact